Filed by Blackstone Products, Inc

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Blackstone Products, Inc.

Ackrell SPAC Partners I Co.

(Commission File No. 001-39821)

NYSE Blackstone Event Highlight Video

Transcript

June 2, 2022

ROGER DAHLE, FOUNDER & CEO, BLACKSTONE

0:00	You can cook a lot more food on a griddle than you can cook on a traditional gas grill.

0:08	Blackstone is an outdoor cooking company and we specialize in making outdoor griddles. It’s a flat surface you cook on that doesn’t have grates. It doesn’t have any flames.

0:20

So griddle cooking is new in the outdoor cooking industry, and it’s really disrupting the way people cook outside. You can do breakfast, you can do lunch, and you can do dinner, and that really separates us from our competitors.

0:36	So many of our customers cook their meals outside on their Blackstone year-round, even in the snow, they put an umbrella for the rain, because they want to cook it outside.

0:48	People want to cook really good food. And they watch cooking shows and they want to experience that themselves. And with a griddle, you can do that. You can have that experience.

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